# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Akebia Therapeutics, Inc., CIK 0001517022
CUSIP: 00972D105
Title of class of securities: Common Stock, par value $0.00001
Address of issuer's principal executive offices: 245 FIRST STREET, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000895345-22-000827
Filed by CIK 0001315797

## Reporting persons
- Satter Muneer A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,747,906; shared voting power 0; sole dispositive power 5,747,906; shared dispositive power 0; aggregate amount beneficially owned 5,747,906 (2.6% of the class)

## Item 1. Issuer
Name of issuer: Akebia Therapeutics, Inc.
Address of issuer's principal executive offices: 245 FIRST STREET, CAMBRIDGE, Massachusetts, 02142

## Item 2. Person Filing
Name of person filing: Muneer A. Satter
Address of principal business office or, if none, residence:
Muneer A. Satter
c/o Alerce Investment Management, L.P.
676 North Michigan Avenue, Suite 4000
Chicago, IL 60611
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,747,906
The shares of Common Stock beneficially owned by the Reporting Person include (a) 4,097,657 shares that are held by Alerce Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (b) 939,947 shares that are held by Satter Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (c) 278,558 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; and (d) 431,744 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares.
Percent of class: 2.6
Sole power to vote or to direct the vote: 5,747,906
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,747,906
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Satter Muneer A: /s/ Muneer A. Satter, Satter Muneer A (02/07/2025)